UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 392nd MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 9th, 2019

1.         DATE, TIME AND PLACE: At 8:00 p.m., on December 9, 2019, at the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To approve and to recommend, in terms of Resolution N. 2019395-C, the favorable vote to its representatives in the deliberative bodies of CPFL Geração de Energia S.A. (“CPFL Geração”), regarding the following:

(a) the participation of CPFL Energia or one of its subsidiary companies (all described as “CPFL”), including, but not limited to CPFL Geração, on the ANEEL Transmission Auction 002/2019 (“Auction”); and

(b) authorization for the referred Companies and their boards of executive officers to:

(b.i) sign Memorandum of Understanding (MOU) and/or Supply Contracts for Substations and Transmission Lines, including without limitation to construction, supply of equipment and other related services, before the Auction, and

(b.ii) to take all measures deemed necessary to participate in the auction and to fulfill the Public Notice’s and Auction Manual’s obligations.

(ii) To approve the appointment, by the Chief Executive Officer of CPFL Energia, of Mr. Gustavo Pinto Gachineiro to be elected as Administrative Officer or Officer, as applicable, in the subsidiaries CPFL Eficiência Energética, CPFL GD, CPFL Telecom, CPFL Transmissão Morro Agudo, CPFL Transmissão Piracicaba, CPFL Transmissão Maracanaú, CPFL Transmissão Sul I, CPFL Transmissão Sul II, CPFL Jaguari de Geração de Energia, CPFL Centrais Geradoras and Paulista Lajeado Energia, until the appointment of a new Business Management Executive Officer (VPE), who shall be elected as Administrative Officer or Officer in these Subsidiaries, and to recommend the favorable vote to its representatives on the deliberative bodies of these Subsidiaries in order to elect him as above.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors’ Meetings Book.

Campinas, December 9th, 2019.

Bo Wen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.